February 26, 2007

Via EDGAR and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

Attention: Sondra Snyder

Re:	Hot Topic, Inc.
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Form 10-Q for Fiscal Quarter Ended July 29, 2006
File No. 0-28784

Dear Ms. Snyder:

This letter is filed in response to your oral request by way of telephone conversation on February 22, 2007, and follows the submission by Hot Topic Inc. (the “Company”) of amendments to the quarterly reports referenced above filed with the Commission on January 25, 2007 (the “Amendments”). The Amendments were filed in response to communications between the Company and the Staff originated by letter from James Allegretto, Senior Assistant Chief Accountant, dated August 30, 2006.

The Company acknowledges the incorrect reference in paragraph 4(d) of Exhibits 31.3 (Section 302 CEO Certification) and 31.4 (Section 302 CFO Certification) of the Amendments. The parenthetical in that section said “(the Registrant’s fourth fiscal quarter in the case of an quarterly report)”; but it should say “(the Registrant’s fourth fiscal quarter in the case of an annual report)”.

The Company in future filings will make such change and reflect the correct language.

Moreover, by this letter we confirm that the relevant certifications by the Company’s Chief Executive Officer and Chief Financial Officer would have been true and accurate had the proper language been included; and that said officers would have made the same certifications with the proper language, and no other change would have been required by making the above-referenced correction.

**********

Ms. Sondra Snyder
February 26, 2007

Please direct any further comments or questions regarding the Amendments or this response letter to the undersigned.

Sincerely,

HOT TOPIC, INC.

/s/ Christopher J. Kearns

Christopher J. Kearns

Senior Vice President, General Counsel

Enclosures

cc:	Elizabeth McLaughlin, Hot Topic, Inc.